

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Andrew V. Reid
Chief Executive Officer
Pacific Land and Coffee Corporation
201 St. Charles Ave., Ste. 2557-A
New Orleans, LA 70170-1000

> **Re: Pacific Land and Coffee Corporation**
> **Item 4.02 Form 8-K**
> **Filed October 7, 2010**
> **Item 4.01 Form 8-K/A**
> **Filed November 10, 2010**
> **File No. 0-30595**

Dear Mr. Reid:

   We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief